Exhibit 99.5

NICE CXone Leads Market Share in DMG Consulting LLC’s Worldwide
Cloud-Based Contact Center Report for 2022

NICE CXone recognized as the preferred cloud-based platform

Hoboken, N.J., January 18, 2023 – NICE (Nasdaq: NICE) today announced as a market share leader in DMG Consulting LLC’s Worldwide Cloud-Based Contact Center Infrastructure Market Share Report both in terms of cloud-based seats and revenue. DMG Consulting LLC analyzed the activity of companies involved in selling cloud-based contact center infrastructure solutions, focusing on market performance, competitive landscape, innovation, AI and automation, size, total addressable market, and geography of the prior year. NICE CXone, with its agility, adaptability, and scalable capabilities, positions NICE over its competitors as the leader with a strong hold on the market.

In 2021, NICE CXone exhibited a 28.7 percent increase in the growth year over year of cloud-based contact center infrastructure seats, commanding 14.1 percent of the market. In terms of cloud-based contact center infrastructure revenue, NICE is the market share leader showing a year-over-year increase in growth. In cloud-based contact center infrastructure for recurring services revenue, NICE CXone is a leader in market share in infrastructure carrier services revenue. Operating globally, NICE enjoys the largest share of the market overall, showing top market share placement in North America with growth potential for EMEA and APAC with continued innovation, strategic partnerships, and a continued focus on improving the customer experience journey.

Barry Cooper, President, CX Division, NICE, said, “NICE strives to innovate and improve the capabilities of every touchpoint for our customers—from inquiry to resolution. Our success is demonstrated by our strong market share as a leader in cloud-based infrastructure and our focus on digitalization. We continue to work hard to ensure our technologies provide the high-level benefits they have come to expect from our touchpoints as we continue to be the clear leader in the cloud.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.